SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1
Under the Investment Company Act of 1940

FORUM FUNDS II

NOTIFICATION OF ELECTION

    The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on its behalf in Portland, Maine on the 5th day of November 2013.

                    FORUM FUNDS II

                    /s/ Stacey E. Hong
                    _______________________________
                    By:  Stacey E. Hong
                    Title:  President and Principal Executive Officer

Attest:

/s/ Karen Shaw
_________________________
Name:  Karen Shaw
Title:  Principal Financial Officer